EXHIBIT 12.1

NOBLE ENERGY, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Thousands)

	Nine Months Ended
	September 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000

Income from continuing operations before cumulative effect of change in accounting principle	$644,037	$373,422	$516,041	$141,639	$27,896	$150,130	$207,890
Add (deduct):
Fixed charges	67,390	49,811	62,747	62,075	64,566	54,434	50,434
Interest capitalized	(11,340)	(9,655)	(13,401)	(14,134)	(16,331)	(15,953)	(6,326)
Distributions less equity in earnings of equity investees	(1,304)	2,172	(11,275)	5,499	8,164	(6,981)	(13,544)

Earnings as defined	$698,783	$415,750	$554,112	$195,079	$84,295	$181,630	$238,454

Interest expense, net of capitalized interest	$54,987	$39,318	$48,227	$46,977	$47,709	$38,007	$43,697
Interest capitalized	11,340	9,655	13,401	14,134	16,331	15,953	6,326
Interest portion of rental expense	1,063	838	1,119	964	526	474	411
Fixed charges as defined	$67,390	$49,811	$62,747	$62,075	$64,566	$54,434	$50,434

Ratio of earnings to fixed charges	10.37	8.35	8.83	3.14	1.31	3.34	4.73